Exhibit 99.1

Contacts ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for July 2026

Passenger traffic increased year-on-year by 5.8% in Colombia and decreased by 4.0% in Mexico and 5.1% Puerto Rico

Mexico City, August 5, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for July 2026 reached 6.4 million passengers, a 1.9% decrease compared to July 2025.

Passenger traffic showed a year-on-year increase of 5.8% in Colombia and decreases of 4.0% in Mexico and 5.1% in Puerto Rico. In Colombia, domestic traffic increased 7.8% and international traffic remained flat . Mexico saw domestic traffic growth of 3.6% and a decrease of 11.5% in international traffic, while Puerto Rico experienced decreases in domestic and international traffic of 5.1% and 5.0%, respectively.

All figures in this statement reflect comparisons between the period from July 1 to July 31, 2026, and from July 1 to July 31, 2025. Transit and general aviation passengers are excluded only for Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2025	2026		2025	2026
Mexico	3,617,941	3,473,501	(4.0)	24,579,607	23,922,904	(2.7)
Domestic Traffic	1,796,925	1,862,054	3.6	11,312,878	11,257,602	(0.5)
International Traffic	1,821,016	1,611,447	(11.5)	13,266,729	12,665,302	(4.5)
San Juan, Puerto Rico	1,381,674	1,310,943	(5.1)	8,570,856	8,295,938	(3.2)
Domestic Traffic	1,176,500	1,116,082	(5.1)	7,527,648	7,267,065	(3.5)
International Traffic	205,174	194,861	(5.0)	1,043,208	1,028,873	(1.4)
Colombia	1,511,049	1,599,287	5.8	9,696,845	10,379,077	7.0
Domestic Traffic	1,131,678	1,220,098	7.8	7,383,709	7,974,352	8.0
International Traffic	379,371	379,189	(0.0)	2,313,136	2,404,725	4.0
Total Traffic	6,510,664	6,383,731	(1.9)	42,847,308	42,597,919	(0.6)
Domestic Traffic	4,105,103	4,198,234	2.3	26,224,235	26,499,019	1.0
International Traffic	2,405,561	2,185,497	(9.1)	16,623,073	16,098,900	(3.2)

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Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,796,925	1,862,054	3.6	11,312,878	11,257,602	(0.5)
CUN	Cancun	921,781	917,079	(0.5)	5,740,454	5,428,856	(5.4)
CZM	Cozumel	25,030	25,279	1.0	148,899	151,635	1.8
HUX	Huatulco	63,803	63,572	(0.4)	387,109	376,052	(2.9)
MID	Merida	317,740	328,378	3.3	1,974,353	2,117,974	7.3
MTT	Minatitlan	14,470	12,421	(14.2)	89,105	79,511	(10.8)
OAX	Oaxaca	140,838	160,649	14.1	912,178	913,598	0.2
TAP	Tapachula	42,680	49,130	15.1	294,392	298,355	1.3
VER	Veracruz	152,204	170,890	12.3	967,503	1,036,042	7.1
VSA	Villahermosa	118,379	134,656	13.7	798,885	855,579	7.1
International Traffic		1,821,016	1,611,447	(11.5)	13,266,729	12,665,302	(4.5)
CUN	Cancun	1,709,759	1,492,358	(12.7)	12,373,539	11,738,180	(5.1)
CZM	Cozumel	27,524	25,565	(7.1)	265,627	256,465	(3.4)
HUX	Huatulco	2,712	2,606	(3.9)	99,718	110,823	11.1
MID	Merida	33,557	34,450	2.7	237,902	247,082	3.9
MTT	Minatitlan	921	998	8.4	4,460	5,201	16.6
OAX	Oaxaca	24,541	21,748	(11.4)	157,745	139,533	(11.5)
TAP	Tapachula	1,520	7,213	374.5	13,803	31,964	131.6
VER	Veracruz	16,333	17,650	8.1	88,439	94,447	6.8
VSA	Villahermosa	4,149	8,859	113.5	25,496	41,607	63.2
Traffic Total Mexico		3,617,941	3,473,501	(4.0)	24,579,607	23,922,904	(2.7)
CUN	Cancun	2,631,540	2,409,437	(8.4)	18,113,993	17,167,036	(5.2)
CZM	Cozumel	52,554	50,844	(3.3)	414,526	408,100	(1.6)
HUX	Huatulco	66,515	66,178	(0.5)	486,827	486,875	0.0
MID	Merida	351,297	362,828	3.3	2,212,255	2,365,056	6.9
MTT	Minatitlan	15,391	13,419	(12.8)	93,565	84,712	(9.5)
OAX	Oaxaca	165,379	182,397	10.3	1,069,923	1,053,131	(1.6)
TAP	Tapachula	44,200	56,343	27.5	308,195	330,319	7.2
VER	Veracruz	168,537	188,540	11.9	1,055,942	1,130,489	7.1
VSA	Villahermosa	122,528	143,515	17.1	824,381	897,186	8.8

US Passenger Traffic, San Juan Airport (LMM)
	July		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,381,674	1,310,943	(5.1)	8,570,856	8,295,938	(3.2)
Domestic Traffic	1,176,500	1,116,082	(5.1)	7,527,648	7,267,065	(3.5)
International Traffic	205,174	194,861	(5.0)	1,043,208	1,028,873	(1.4)

Colombia Passenger Traffic Airplan
		July		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,131,678	1,220,098	7.8	7,383,709	7,974,352	8.0
MDE	Rionegro	856,611	900,732	5.2	5,586,822	6,013,831	7.6
EOH	Medellin	106,298	112,407	5.7	668,197	675,479	1.1
MTR	Monteria	119,535	153,381	28.3	801,111	943,723	17.8
APO	Carepa	15,478	15,889	2.7	101,314	106,997	5.6
UIB	Quibdo	30,435	34,896	14.7	195,116	218,026	11.7
CZU	Corozal	3,321	2,793	(15.9)	31,149	16,296	(47.7)
International Traffic		379,371	379,189	(0.0)	2,313,136	2,404,725	4.0
MDE	Rionegro	379,371	379,094	(0.1)	2,313,136	2,404,630	4.0
EOH	Medellin
MTR	Monteria	-	95	-	-	95	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,511,049	1,599,287	5.8	9,696,845	10,379,077	7.0
MDE	Rionegro	1,235,982	1,279,826	3.5	7,899,958	8,418,461	6.6
EOH	Medellin	106,298	112,407	5.7	668,197	675,479	1.1
MTR	Monteria	119,535	153,476	28.4	801,111	943,818	17.8
APO	Carepa	15,478	15,889	2.7	101,314	106,997	5.6
UIB	Quibdo	30,435	34,896	14.7	195,116	218,026	11.7
CZU	Corozal	3,321	2,793	(15.9)	31,149	16,296	(47.7)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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